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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ACCESS PLANS USA, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
740184106
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	740184106	Page	2	of	5

1	NAMES OF REPORTING PERSONS Rodney D. Baber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,043,354

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,043,354

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,043,354

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑ 4,781 (1)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1)     Shares owned by Mrs. Baber.

CUSIP No.	740184106	Page	3	of	5

Item 1(a).	Name of Issuer:	ACCESS PLANS USA, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:	4929 Royal Lane, Suite 200 Irving, Texas 75063

Item 2(a).	Name of Person Filing:	Rodney D. Baber

Item 2(b).	Address of Principal Business Office or, if none, Residence:	50 N. Front Street, 12th Floor Memphis, Tennessee 38103

Item 2(c).	Organization/Citizenship:	United States of America

Item 2(d).	Title of Class Of Securities:	Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:	740184106

Item 3.	Inapplicable.

Item 4.	Ownership.

Total Shares
of
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class (1)	Power	Power	Dispose	Dispose
Rodney D. Baber	1,043,354	5.1%	1,043,354	0	1,043,354	0

(1)	Based on 20,269,145 shares of Common Stock outstanding as of November 19, 2007 as reported on the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2007 filed with the Commission on November 19, 2007.

CUSIP No.	740184106	Page	4	of	5

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	740184106	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/13/2008
Date

/s/ Rodney D. Baber
(Signature)
Rodney D. Baber